December 1, 2009

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

      Re: **MB Financial, Inc.**
                 Form 10-K for the Fiscal Year Ended December 31, 2008
                 File No. 000-24566-01

Dear Ms. York:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and related filings and have no further comments at this time.

                       Sincerely,

                       Kevin W. Vaughn
                       Branch Chief